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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ORIGEN FINANCIAL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
68619E208
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	68619E208	SCHEDULE 13G	Page	2	of	5	Pages

1	NAMES OF REPORTING PERSONS: Paul A. Halpern

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		2,765,833(1)(2)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,833(1)

WITH:	8	SHARED DISPOSITIVE POWER:

2,750,000(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,765,833 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Includes 3,333 shares of the Issuer’s common stock which may be acquired pursuant to options exercisable within sixty days of the filing date of this Schedule 13G.

(2)	Includes: (a) 1,750,000 held by Woodward Holdings, LLC, a Michigan limited liability company (“Woodward”); and (b) 1,000,000 shares of the Issuer’s common stock which as of December 31, 2005 could be acquired by Woodward pursuant to an option granted to Woodward by Sun OFI, LLC, a Michigan limited liability company. This option expired on January 15, 2006. The Reporting Person is the sole manager of Woodward. The Reporting Person disclaims beneficial ownership of the shares held by Woodward.

Page 3 of 5 Pages
Item 1.

(a)	Name of Issuer.

Origen Financial, Inc.

(b)	Address of Issuer's Principal Executive Offices.

27777 Franklin Road, Suite 1700
Southfield, MI 48034
Item 2.

(a)	Name of Person Filing.

Paul A. Halpern

(b)	Address of Principal Business Office or, if none, Residence.

2300 Harmon Road
Auburn Hills, MI 48326

(c)	Citizenship.

United States

(d)	Title of Class of Securities.

Common stock, $.01, par value

(e)	CUSIP Number.

68619E208

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Page 4 of 5 Pages

Item 4.			Ownership.

	(a	)	Amount Beneficially Owned:	2,765,833 (2)(3)

	(b	)	Percent of Class:	10.9% (1)

	(c	)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	2,765,833 (2)(3)
(ii)	shared power to vote or to direct the vote:	-0-
(iii)	sole power to dispose or to direct the disposition of:	15,833 (2)
(iv)	shared power to dispose or to direct the disposition of:	2,750,000(3)
(1)	Based upon 25,459,060 shares of Common Stock issued and outstanding as of November 11, 2005, as reported in the Issuer’s Quarterly Reports on Form 10-Q for the quarter ended September 30, 2005.

(2)	Includes 3,333 shares of the Issuer’s common stock which may be acquired pursuant to options exercisable within sixty days of the filing date of this Schedule 13G.

(3)	Includes (a) 1,750,000 shares of the Issuer’s common stock held by Woodward Holding, LLC, a Michigan limited liability company (“Woodward”); and (b) 1,000,000 shares of the Issuer’s common stock which as of December 31, 2005 could be acquired by Woodward pursuant to an option granted to Woodward by Sun OFI, LLC, a Michigan limited liability company. This option expired on January 15, 2006. The Reporting Person is the sole Manager of Woodward. The Reporting Person disclaims beneficial ownership of the shares of the Issuer’s common stock held by Woodward.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Page 5 of 5 Pages

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

/s/ PAUL A. HALPERN
Paul A. Halpern

Dated: February 9, 2006